ONE ROQ Spirits LLC



ANNUAL REPORT

430 Virginia Street, Ste 401

Buffalo, NY 14201

0

www.oneroqclub.com

This Annual Report is dated April 29, 2021.

BUSINESS

Background

ONE ROQ Spirits LLC which operates in the distilled spirits market vertical, as premium distiller and supplier of ONE ROQ Vodka, actively restarted operation in Q3 2018 after almost two years of dormancy. The Company's re-emergence into the market is the result of a new business and marketing strategy emphasizing consumer participation in the brand's ownership, marketing and development including the benefits associated with membership in the exclusive ONE ROQ Club which offers events and additional benefits to members. The ONE ROQ Club program also allows members to purchase ONE ROQ products online for convenient delivery at exclusive member pricing through an approved 3rd party as required by the 3-Tier System. The Company maintains a "first-mover" position with its unique marketing approach and is raising funding to scale and materialize the Company's market value for investors.

Company, Product & Operating Model

ONE ROQ Spirits LLC (the "Company") was formed in the State of New York on March 12,

2012. The Company is an adult beverage manufacturer that primarily produces vodka under its ONE ROQ® brand name. Its principal products include ONE ROQ Vodka (plain), ONE ROQ Loganberry (flavored), ONE ROQ Dark Chocolate Truffle (flavored), and ONE ROQ Raspberry (flavored). The Company utilizes a satellite network of bottling facilities located throughout the US which produce the signature ONE ROQ Vodka recipe. Self production is a potential tenant of its future business plans.

Previous Offerings

Between October 16, 2018 and December 31, 2018, we sold 373,781 shares of common stock in exchange for $ .20/share, and between January 1, 2019 and December 31, 2019, we sold 3,349,331 shares of common for $ .20/share, under Regulation Crowdfunding. During 2020, we sold 1,012,244 shares at $.20/share and 636,593 shares at $.43/share under Regulation A. A breakdown of our funding rounds is provided below:

Offering Offering Price per Share Common Shares Raise
2018 – Reg CF $ 0.20 373,781 $ 63,233
2019 – Reg CF $ 0.20 3,495,331 $ 703,366
2020 - Reg CF $ 0.20 1,012,244 $ 198,059
2020 – Reg CF $ 0.43 636,593 $ 243,228

ONE ROQ had 55,631,539 and 53,982,702 shares issued and outstanding at December 31, 2020 and 2019, respectively.

Name: Membership Units
Type of security sold: Equity
Final amount sold: $243,228
Number of Securities Sold: 636,593
Use of proceeds: Marketing, brand development, product development and production
Date: August 19, 2020
Offering exemption relied upon: Regulation CF

Name: Membership Units
Type of security sold: Equity
Final amount sold: $198,059
Number of Securities Sold: 1,012,244
Use of proceeds: Technology Development; Marketing; Human Resources; Inventory; Fund Raising
Date: March 01, 2020
Offering exemption relied upon: Regulation CF

Name: Membership Units
Type of security sold: Equity
Final amount sold: $703,366
Number of Securities Sold: 3,495,331
Use of proceeds: Legal/accounting, initial capital campaign expenses, marketing/brand development
Date: December, 2019
Offering exemption relied upon: Regulation CF

Name: Membership Units
Type of security sold: Equity
Final amount sold: $63,233
Number of Securities Sold: 373,781
Use of proceeds: Legal/accounting, initial capital campaign expenses, marketing/brand development
Date: August 31, 2018
Offering exemption relied upon: Regulation CF

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2020 Compared to 2019

Operating Results – 2020 Compared to 2019

	12/31/2020	12/31/2019
Total Assets	$ 195,936	$ 256,082
Cash & Cash Equivalents	72,376	64,455
Accounts Receivable	21,180	7,820
Short-term Debt	97,681	48,287
Long-term Debt	130,540	142,011
Revenues / Sales	64,510	18,461
Costs of Goods Sold	66,742	68,236
Taxes Paid	0	0
Net Income	$ (462,201)	$ (489,207)

Despite nationwide suspension of new brand programs by alcohol beverage distributors resulting from the global pandemic, and an intermittent funding campaign, ONE ROQ successfully grew its sales at a rate modestly under 250%, as compared to the prior year. It views its sales increase as a materially relevant trend supporting an early basis for continued growth.

ONE ROQ Vodka Sales were $64,510 during 2020 up from $18,461 as reported for 2019. Cost of goods sold for 2020 was $66,742 which was down slightly from $68,236 reported in 2019. During 2020 cost of goods sold increased by $23,937 due to increased sales volume while improvements in raw material and production processes reduced per-unit cost by $3.25 per bottle resulting in $13,263 in savings. Direct selling and distribution costs increased by $15,827 from $19,472 in 2019 to $35,299 in 2020 as the result of increased sales activity. Cost of goods sold in 2019 included $27,984 of one-time product promotional and supply costs, no similar costs were incurred during 2020. ONE ROQ produced 2,334 units and sold 680 cases during 2020 as compared to 1,422 units produced and 316 cases sold in 2019. Company management believes sales during 2020 and 2019 are consistent with management's strategic scaling of the Company's operations during this period as focus for the Company was on development of its technology/business model, team building, and capital raise.

Cost of Goods Sold – 2020 Compared to 2019

	12/31/2020	12/31/2019
Product Cost	$ 44,717	$ 20,780
Production Cost Reductions	(13,274)	0
Direct Selling & Distribution	35,299	19,472
One-Time Period Charge	0	27,984
Cost of Goods Sold	$ 66,742	$ 68,236

Operating expenses were $456,463 during 2020, compared to $432,014 in 2019. As part of ONE ROQ's strategy to aggressively pursue its online and direct consumer markets, the company expended $340,637 and $329,360 in sales and marketing activities during 2020 and 2019, respectively. Information technology represents the Company's in infrastructure maintenance required to support its growing customer and investor base, technology expenditures were $21,722 and $34,897 in 2020 and 2019, respectively. Legal and professional costs associated with ONE ROQ's multiple crowdfunding campaigns resulted in legal and professional costs increasing from $12,740 in 2019 to $47,840 in 2020. Travel and Entertainment expenses remained constant predominantly due to travel restrictions related to the COVID-19 pandemic with expenditures of $24,354 in 2020 and $26,811 in 2019, these expenditures are related to promotional events, development of distribution channels, and customer relationship building requiring travel nationwide. All other operating expenditures grew proportionately to support essential organizational growth as described below:

OPERATING EXPENSES

	2020	2019	Change	% Chg
Advertising and marketing	$ 340,637	$ 329,360	$ 11,277	3%
Information technology	21,722	34,897	(13,175)	-38%
Property rent	15,000	15,000	-	0%
Legal and professional	47,840	12,740	35,100	276%
Travel and entertainment	24,354	26,811	(2,457)	-9%

Depreciation and amortization 55 55 - 0%
Other operating expenses 6,855 13,151 (6,296) -48%
Total operating expenses $ 456,463 $ 432,014 $ 24,449 6%

Liquidity and Capital Resources

At December 31, 2020, the Company had cash of $72,376.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Scarp Property Associates, LLC

Amount Owed: $142,603.00

Interest Rate: 5.0%

Maturity Date: September 30, 2030

The note bears interest at 5.0% per annum requiring monthly payments of interest and principal of $1,526 through maturity on 9/30/2030. The unpaid principal balances totaled $142,011 and $144,521 and accrued interest totaled $592 and $542 as of December 31, 2020 and 2019, all respectively.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Joseph Garrett Green

Joseph Garrett Green's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Manager, Chief Executive Officer, Founder

Dates of Service: March 12, 2012 - Present

Responsibilities: Day-to-day management, oversight and leadership of marketing, operations and financial strategies. Mr Green's baseline compensation is $48,000 to $50,000 annually and he does not currently receive performance bonuses in the form of equity or cash. Mr. Green focuses his full-time on the company.

Other business experience in the past three years:

Employer: Elmhurst Milked; Steuben Foods

Title: Inside Consultant

Dates of Service: February 28, 2016 - March 13, 2017
Responsibilities: Helped lead the organization, management and strategic direction of the Company's branded products platform. This included a wide range of marketing functions including but not limited to brand strategy, brand development, advertising strategy, valuation, company formation, B2C planning, staging and coordination with outside consultants and strategic partners.

Other business experience in the past three years:

Employer: Green & Co Holdings

Title: Director; Lead Consultant

Dates of Service: October 01, 2004 - Present
Responsibilities: Conducts intermittent interactions with early stage consumer products goods companies seeking start up, financing, marketing and brand strategy consulting services. Less than 2% of Garrett's time is required of this role.

Other business experience in the past three years:

Employer: Get Fried Franchise Group

Title: Co-Founder

Dates of Service: May 01, 2015 - February 01, 2020
Responsibilities: Garrett served as a co-founder, investor and board member for a seed-stage quick-service restaurant franchise concept specializing in topped gourmet french fries. Garrett led primary start up functions, set general foundational marketing and operational strategies.The Company was sold in 2019.

Directors and Officers (Please format the field below accordingly)

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2020, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Membership Units

Member Name: J Garrett Green

Amount and nature of Beneficial ownership: 48,950,000

Percent of class: 92.93

RELATED PARTY TRANSACTIONS

Name of Entity: J. Garrett Green

Relationship to Company: Officer

Nature / amount of interest in the transaction: During the reporting periods presented, the Company had amounts receivable from its majority shareholder incurred as part of normal business operations. Additionally. the Company has a lease relationship with its majority member and owner for office space used in the Company's operations. At December 31 2020 and 2019, the Company had notes receivable from Mr. J. Garrett Green in the amount of $54,880 and $27,147, respectively. During the years ended December 31 2020 and 2019, the Company was charged $15,000 in office rent expense that was paid to the majority owner under the terms of the lease arrangement.

Material Terms: Notes have no formal repayment terms or stated interest rate. Lease: Month-to-month lease, no defined term, cancellable by either party with monthly payments of $1,250.

OUR SECURITIES

Our authorized capital stock consists of 60,000,000 shares of common stock, par value $.20 per share. As of December 31, 2020, 55,631,539- shares of common stock are outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.

What it means to be a minority holder
As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

However, from time to time, the Company may cast votes or opinions from its Members with regards to select initiatives the Company feels may benefit. For example: new product concepts, packaging design concepts, ad campaigns concepts, and new or modified Club concepts. The Company reserves the right to control the nature of such castings as deems valuable and necessary.

Dilution
Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares, or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company). The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:
(1) to the Company
(2) to an accredited investor
(3) as part of an offering registered with the SEC, or
(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 29, 2021.

ONE ROQ Spirits LLC

By   /s/ *J. Garrett Green*

   Name: J. Garrett Green

   Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

One Roq Spirits LLC



ANNUAL REPORT - 2020

430 Virginia St. – Ste 401
Buffalo, NY 14201
www.oneroqclub.com

This Annual Report is dated April 9, 2021.

BUSINESS

ONE ROQ Spirits is the maker of award-winning ONE ROQ® Vodka (ONEROQClub.com), a next-generation lifestyle adult beverage brand, concierge, and membership community leveraging technology, law, and brand strategy to build a new and credible brand within the global, beverage alcohol market.

According to the Distilled Spirits Council of the U.S. (DISCUS), the national trade association representing leading producers and marketers of distilled spirits, US revenue growth was up 7.7 percent, with the industry recognizing its 11th straight year of market share gains. The global beverage alcohol market generated over $350B in annual sales volume in 2020.

Previous Offerings

Between October 16, 2018 and December 31, 2018, we sold 373,781 shares of common stock in exchange for $ .20/share, and between January 1, 2019 and December 31, 2019, we sold 3,349,331 shares of common for $ .20/share, under Regulation Crowdfunding. During 2020, we sold 1,012,244 shares at $.20/share and 636,593 shares at $.43/share under Regulation A. A breakdown of our funding rounds is provided below:

Offering	Offering Price per Share	Common Shares	Raise
2018 – Reg CF	$ 0.20	373,781	$ 63,233
2019 – Reg CF	$ 0.20	3,495,331	$ 703,366
2020 - Reg CF	$ 0.20	1,012,244	$ 198,059
2020 – Reg CF	$ 0.43	636,593	$ 243,228

ONE ROQ had 55,631,539 and 53,982,702 shares issued and outstanding at December 31, 2020 and 2019, respectively.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATION

From 2018 through December 31, 2019, the Company's Founder directed all focus on the successful preparation and launch of the Company's Regulation CF Offering as part of its plan to commercialize a new and differentiated business model, ONE ROQ Vodka Club.

These activities included the research of all new applicable securities and beverage alcohol laws; the production of new inventory; the conception and development of marketing assets such as the Company's website, ONEROQClub.com and cultural ad campaign "Own Your Spirit;" and minimum general operating expenses including warehousing and office leases. Notably, the Founder/Manager personally reinvested for the necessary preparations.

ONE ROQ Spirits LLC which operates in the distilled spirits market vertical, as premium distiller and supplier of ONE ROQ Vodka, actively restarted operation in Q3 2018 after almost two years of dormancy. The Company's re-emergence into the market is the result of a new business and marketing strategy emphasizing consumer participation in the brand's ownership, marketing and development including the benefits associated with membership in the exclusive ONE ROQ Club which offers events and benefits to members. The ONE ROQ Club program also allows members to purchase ONE ROQ products online for convenient delivery at discounted pricing, authorized through 3rd party platforms.

Operating Results – 2020 Compared to 2019

	12/31/2020	12/31/2019
Total Assets	$ 195,936	$ 256,082
Cash & Cash Equivalents	72,376	64,455
Accounts Receivable	21,180	7,820
Short-term Debt	97,681	48,287
Long-term Debt	130,540	142,011
Revenues / Sales	64,510	18,461
Costs of Goods Sold	66,742	68,236
Taxes Paid	0	0
Net Income	$ (462,201)	$ (489,207)

Despite nationwide suspension of new brand programs by alcohol beverage distributors resulting from the global pandemic, and an intermittent funding campaign, ONE ROQ successfully grew its sales at a rate modestly under 250%, as compared to the prior year. It views its sales increase as a materially relevant trend supporting an early basis for continued growth.

ONE ROQ Vodka Sales were $64,510 during 2020 up from $18,461 as reported for 2019. Cost of goods sold for 2020 was $66,742 which was down slightly from $68,236 reported in 2019. During 2020 cost of goods sold increased by $23,937 due to increased sales volume while improvements in raw material and production processes reduced per unit cost by $3.25 per bottle resulting in $13,263 in savings. Direct selling and distribution costs increased by $15,827 from $19,472 in 2019 to $35,299 in 2020 as the result of increased sales activity. Cost of goods sold in 2019 included $27,984 of one-time product promotional and supply costs, no similar costs were incurred during 2020. ONE ROQ produced 2,334 units and sold 680 cases during 2020 as compared to 1,422 units produced and 316 cases sold in 2019. Company management believes sales during 2020 and 2019 are consistent with management's strategic scaling of the Company's operations during this period as focus for the Company was on development of its technology/business model, team building, and capital raise.

Cost of Goods Sold – 2020 Compared to 2019

	12/31/2020	12/31/2019
Product Cost	$ 44,717	$ 20,780
Production Cost Reductions	(13,274)	0
Direct Selling & Distribution	35,299	19,472
One-Time Period Charge	0	27,984
Cost of Goods Sold	$ 66,742	$ 68,236

Operating expenses were $456,463 during 2020, compared to $432,014 in 2019. As part of ONE ROQ's strategy to aggressively pursue its online and direct consumer markets, the company expended $340,637 and $329,360 in sales and marketing activities during 2020 and 2019, respectively. Information technology represents the Company's in infrastructure maintenance required to support its growing customer and investor base, technology expenditures were $21,722 and $34,897 in 2020 and 2019, respectively. Legal and professional costs associated with ONE ROQ's multiple crowdfunding campaigns resulted in legal and professional costs increasing from $12,740 in 2019 to $47,840 in 2020. Travel and Entertainment expenses remained constant predominantly due to travel restrictions related to the COVID-19 pandemic with expenditures of $24,354 in 2020 and $26,811 in 2019, these expenditures are related to promotional events, development of distribution channels and customer relationship building requiring travel nationwide. All other operating expenditures grew proportionately to support essential organizational growth as described below:

OPERATING EXPENSES

	2020	2019	Change	% Chg
Advertising and marketing	$ 340,637	$ 329,360	$ 11,277	3%
Information technology	21,722	34,897	(13,175)	-38%
Property rent	15,000	15,000	-	0%
Legal and professional	47,840	12,740	35,100	276%
Travel and entertainment	24,354	26,811	(2,457)	-9%
Depreciation and amortization	55	55	-	0%
Other operating expenses	6,855	13,151	(6,296)	-48%
Total operating expenses	$ 456,463	$ 432,014	$ 24,449	6%

Liquidity and Capital Resources

At December 31, 2020 and 2019, the Company had cash of $72,376 and $ 64,455, respectively. [*The Company continues to raise additional funds through successful equity crowd funding campaigns.*]

Inventories

Inventories are valued at the lower of cost or market value and were valued at $44,236 and $52,045 at December 31, 2020 and 2019, respectively. Composition of the inventory is as follows:

	2020	2019
Raw Materials	$ 21,745	$ 10,575
Finished Goods	22,491	41,470
Total Inventory	$ 44,236	$ 52,045

Debt Financing

	2020	2019
Short-term Debt*	$ 85,618	$ 48,287
Long-term Debt*	130,540	142,011
Total Debt	$ 228,221	$ 190,298

Short-term Debt
Short-term debt includes trade payables of $85,618 and $45,235 at December 31, 2020 and 2019. The short-term portion of the Company's long-term debt was $11,472 and $2,510 and accrued interest on the debt was $592 and $542 at December 31, 2020 and 2021, respectively.

Long-term Debt
ONE ROQ has unsecured term notes payable to an individual third-party lender in the amount of $142,011 and $144,521 at December 31, 2020 and 2019, respectively. The notes accrue interest at 5.0% per annum with monthly payments of interest and principal of $1,526 through September 30, 2030. The long-term portion of the debt at December 31, 2020 and 2019 was $130,540 and $142,011, respectively. As explained in the preceding section, principal amounts due within the next twelve months and accrued interest as of December 31, 2020 and 2019 are classified as short-term debt.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES
Our directors and executive officers as of the date hereof, are as follows:

Management Team
Garrett Green – Founder, CEO, CMO

Heath Hettig – Technology Development Management

Robert Dimmer – Communications & Digital Media

David Bonk – Finance

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2020, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class	Name and address of beneficial owner	Amount and nature of Beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Common Stock	J. Garrett Green 430 Virginia St. Buffalo, NY 14201	48,950,000 shares	0	92.93

RELATED PARTY TRANSACTIONS

Due from Related Party – At December 31, 2020 and 2019, the Company had amounts receivable from its founder/majority member, Mr. J. Garrett Green in the amount of $54,880 and $27,147, respectively. The amounts due from the founder have no formal repayment terms or stated interest rate.

Lease - The Company rents its office space on a month-to-month basis from a member. During the years ended December 31, 2020 and 2019, the Company was charged $15,000 in related party rent expense.

OUR SECURITIES

Our authorized number of membership units is 60,000,000 units consisting of ONE ROQ Spirits LLC common membership units, par value $0.20 per unit. As of December 31, 2020 and 2019, the Company had 55,631,539 and 53,982,702 membership units are outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

However, from time to time, the Company may cast votes or opinions from its Members with regards to select initiatives the Company feels may benefit. For example: new product concepts, packaging design concepts, ad campaigns concepts, and new or modified Club concepts. The Company reserves the right to control the nature of such castings as deems valuable and necessary.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares, or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company
(2)   to an accredited investor
(3)   as part of an offering registered with the SEC, or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 9, 2021.

ONE ROQ Spirits LLC

By   /s/

Name: J. Garrett Green
Title: Chief Executive Officer

<u>Exhibit A</u>

FINANCIAL STATEMENTS

CERTIFICATION

I, J. Garrett Green, Principal Executive Officer of ONE ROQ Spirits LLC, hereby certify that the financial statements of ONE ROQ Spirits LLC included in this Report are true and complete in all material respects.



_____

Principal Executive Officer

ONE ROQ Spirits LLC
A New York Limited Liability Corporation

Financial Statements and Independent Auditor's Report

December 31, 2020 and 2019

ONE ROQ Spirits LLC

TABLE OF CONTENTS



To the Board of Directors
ONE ROQ Spirits LLC
Buffalo, New York

INDEPENDENT AUDITOR'S REPORT

Opinion

We have audited the accompanying financial statements of ONE ROQ Spirits LLC (the "Company"), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, changes in members' equity/(deficit), and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ONE ROQ Spirits LLC as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of ONE ROQ Spirits LLC and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 3 to the financial statements, the Company has sustained net losses of $462,201 and $489,207 and has negative cash flows from operations for the years ended December 31, 2020 and 2019, respectively. The Company has limited liquid assets to satisfy its obligations as they come due with $72,376 of cash as of December 31, 2020. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about ONE ROQ Spirits LLC's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of ONE ROQ Spirits LLC's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about ONE ROQ Spirits LLC's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Artesian CPA, LLC

Artesian CPA, LLC

Denver, Colorado
April 9, 2021

ONE ROQ SPIRITS LLC
BALANCE SHEETS
As of December 31, 2020 and 2019

	2020	2019
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 72,376	$ 64,455
Accounts receivable	21,180	7,820
Inventory	44,236	52,045
Subscription receivable	-	63,595
Funds held in escrow	2,717	40,418
Total Current Assets	140,509	228,333
Non-Current Assets:		
Due from related party	54,880	27,147
Property and equipment, net	-	-
Trademarks	547	602
Total Non-Current Assets	55,427	27,749
TOTAL ASSETS	$ 195,936	$ 256,082
LIABILITIES AND MEMBERS' EQUITY/(DEFICIT)		
Liabilities:		
Current Liabilities:		
Accounts payable and accrued expense	$ 85,618	$ 45,235
Notes payable, current portion	11,471	2,510
Accrued interest payable	592	542
Total Current Liabilities	97,681	48,287
Long-Term Liabilities:		
Notes payable, net of current portion	130,540	142,011
Total Long-Term Liabilities	130,540	142,011
Total Liabilities	228,221	190,298
Members' Equity/(Deficit): 60,000,000 units authorized, 55,631,539 and 53,982,702 membership units issued and outstanding, as of December 31, 2020 and 2019, respectively.	(32,285)	65,784
TOTAL LIABILITIES AND MEMBERS' EQUITY/(DEFICIT)	$ 195,936	$ 256,082

See Independent Auditor's Report and accompanying notes, which are an integral part of these
financial statements.

ONE ROQ SPIRITS LLC
STATEMENTS OF OPERATIONS
For the years ended December 31, 2020 and 2019

		2020		2019
Net revenues	$	64,510	$	18,461
Costs of goods sold		(66,742)		(68,236)
Gross loss		(2,232)		(49,775)
Operating Expenses:				
Sales & marketing		362,359		364,257
General & administrative		94,104		67,757
Total Operating Expenses		456,463		432,014
Loss from operations		(458,695)		(481,789)
Other Income/(Expense):				
Interest expense		(5,506)		(7,418)
Other income		2,000		-
Total Other Income/(Expense)		(3,506)		(7,418)
Loss before provision for income taxes		(462,201)		(489,207)
Provision for income taxes		-		-
Net loss	$	(462,201)	$	(489,207)

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

-4-

ONE ROQ SPIRITS LLC
STATEMENTS OF CHANGES IN MEMBERS' EQUITY/(DEFICIT)
For the years ended December 31, 2020 and 2019

	Members' Equity/(Deficit)	
	Membership Units	Members' Equity/(Deficit)
Balance at January 1, 2019	50,487,371	$ (63,980)
Issuance of membership units	3,495,331	703,366
Offering costs	-	(84,395)
Net loss	-	(489,207)
Balance at December 31, 2019	53,982,702	65,784
Issuance of membership units	1,636,355	441,287
Issuance of membership units - broker compensation	12,482	5,367
Offering costs	-	(82,522)
Net loss	-	(462,201)
Balance at December 31, 2020	55,631,539	$ (32,285)

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

ONE ROQ SPIRITS LLC
STATEMENTS OF CASH FLOWS
For the years ended December 31, 2020 and 2019

		2020		2019
Cash Flows From Operating Activities				
Net Loss	$	(462,201)	$	(489,207)
Adjustments to reconcile net loss to net cash				
used in operating activities:				
Amortization		55		55
Changes in operating assets and liabilities:				
(Increase)/Decrease in accounts receivable		(13,360)		(7,820)
(Increase)/Decrease in inventory		7,809		6,034
Increase/(Decrease) in accounts payable		40,381		33,416
Increase/(Decrease) in accrued interest payable		50		(9,701)
Net Cash Used In Operating Activities		(427,266)		(467,223)
Cash Flows From Financing Activities				
Proceeds from issuance of member units		542,585		625,933
Offering costs		(77,155)		(84,395)
Principal payments on notes payable		(2,510)		(1,981)
Loans to related parties		(27,733)		(36,428)
Net Cash Provided By Financing Activities		435,187		503,129
Net Change In Cash		7,921		35,906
Cash at Beginning of Period		64,455		28,549
Cash at End of Period	$	72,376	$	64,455
Supplemental Disclosure of Cash Flow Information				
Cash paid for interest	$	5,456	$	17,119
Cash paid for income taxes	$	-	$	-
Supplemental Disclosure of Non-Cash Financing Activity				
Membership units issued as broker compensation	$	5,367	$	-

ONE ROQ SPIRITS LLC
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2020 and 2019 and for the years ended

NOTE 1: NATURE OF OPERATIONS

ONE ROQ Spirits LLC (the "Company"), is a limited liability company organized March 12, 2012 under the laws of New York. The Company is an adult beverage manufacturer which primarily produces proprietary vodka recipes under its ONE ROQ® brand name. Its principal products include: ONE ROQ Vodka (plain flavored/flagship), ONE ROQ Loganberry (flavored), ONE ROQ Dark Chocolate Truffle (flavored), and ONE ROQ Raspberry (flavored). The Company currently produces its products utilizing contract bottlers of the ONE ROQ recipes that are currently located in Colorado, Oregon, and South Florida, with self-production as an important tenet of its future business plans.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

The Company assesses its receivables based on historical loss patterns, aging of the receivables, and assessments of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for doubtful accounts. The Company has recorded no allowances against its accounts receivable balances as of December 31, 2020 and 2019.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to members' equity upon the completion of an offering or to expense if the offering is not completed.

ONE ROQ SPIRITS LLC
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2020 and 2019 and for the years ended

Inventory

Inventory is stated at the lower of cost or market and accounted for using the specific identification method. The inventory balances as of December 31, 2020 and 2019 consist of finished goods and raw materials. The Company has outsourced manufacturing to a third party. Management reviews its inventory for obsolescence and impairment annually and records any reserves against cost of goods sold as they are identified.

	2020	2019
Raw materials	$ 21,745	$ 10,575
Finished goods	22,491	41,470
Total inventory	$ 44,236	$ 52,045

Property and Equipment

Property and equipment are recorded at cost. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets, which is currently 5 years for its capitalized assets. The management reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. Property and equipment of $19,260 was held as fully depreciated for a net carrying balance of $0 as of both December 31, 2020 and 2019.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities inactive markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

ONE ROQ SPIRITS LLC
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2020 and 2019 and for the years ended

Revenue Recognition

Prior to the adoption of ASC 606, in 2018 the Company recognized revenue when it was realized or realizable and earned. The Company considers revenue realized or realizable and earned when all of the following criteria are met: (i) persuasive evidence of an arrangement exists, (ii) the product has been shipped or the services have been rendered to the customer, (iii) the sales price is fixed or determinable, and (iv) collectability is reasonably assured.

The Company adopted ASU 2014-09, *Revenue from Contracts with Customers*, and its related amendments (collectively known as "ASC 606"), effective January 1, 2019 using the modified retrospective transition approach applied to all contracts. Therefore, the reported results for the years ended December 31, 2020 and 2019 reflect the application of ASC 606. Management determined that there were no retroactive adjustments necessary to revenue recognition upon the adoption of the ASU 2014-09. The Company determines revenue recognition through the following steps:

- Identification of a contract with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. As a practical expedient, the Company does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the period between customer payment and the transfer of goods or services is expected to be one year or less.

The Company derives its revenue from the sale of its alcohol and merchandise products. Each product sold to a customer typically represents a distinct performance obligation. The Company satisfies its performance obligation and revenue is recorded at the point in time when products are delivered as the Company has determined that this is the point that control transfers to the customer. The Company invoices customers upon delivery of the product, and payments from such customers are due upon invoicing.

Costs of Goods Sold

Costs of net revenues include the cost of products, supplies, freight, and other direct expenses to its sales.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

ONE ROQ SPIRITS LLC
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2020 and 2019 and for the years ended

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements. The Company has determined that there are no material uncertain tax positions.

From its inception through December 31, 2019, the Company was subject to taxation as a limited liability company, and therefore was treated as a partnership for federal and state income tax purposes with all income tax liabilities and/or benefits of the Company being passed through to the members. As such, no recognition of federal or state income taxes for the Company have been provided for in the accompanying financial statements during that period. Effective January 1, 2020, the Company elected to be taxed as a corporation. The Company has a net operating loss carryforward of $459,152 as of December 31, 2020. The Company used its estimated combined effective tax rate of approximately 26% from Federal and New York tax rates to derive a net deferred tax asset of $119,999 as of December 31, 2020. Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforward, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero.

The Company files U.S. federal and state income tax returns. The 2020 tax returns have been filed as of the issuance of these financial statements. All tax periods since inception remain open to examination by the taxing jurisdiction to which the Company is subject.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has sustained net losses of $462,201 and $489,207 and has negative cash flows from operations for the years ended December 31, 2020 and 2019, respectively. The Company has limited liquid assets to satisfy its obligations as they come due with $72,376 of cash as of December 31, 2020. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time, without continued financing.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: MEMBERS' EQUITY/(DEFICIT)

Amended Operating Agreement

In May 2020, the Company adopted an amended operating agreement which, among other changes, increased the authorized number of membership units from 55,000,000 to 60,000,000.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

Membership Units

As of December 31, 2020 and 2019, the Company has 55,631,539 and 53,982,702 membership units issued and outstanding, respectively.

Planned Conversion

In April 2020, ONE ROQ Spirits Inc. was formed as a Delaware corporation. The Company plans to convert ONE ROQ Spirits, LLC into the newly formed Delaware corporation, though such has not yet occurred.

Membership Units Issuances

In 2020, the Company raised $441,287 through the issuance of 1,636,355 membership units pursuant to two offerings under Regulation Crowdfunding, with 1,012,244 membership units issued at $0.20 per unit for gross proceeds of $198,059 and 624,111 membership units issued at $0.43 per unit (with certain investors receiving a reduced rate under the offering terms) for gross proceeds of $243,228. The Company's portal was issued 12,482 membership units as compensation, which were valued at $5,367 and recorded as additional non-cash offering costs in members' equity/(deficit).

In 2019, the Company raised $703,366 through the issuance of 3,495,331 membership units pursuant to an offering under Regulation Crowdfunding at a price per unit of $0.20.

As of December 31, 2020 and 2019, $2,717 and $40,418 of funds were held in escrow and $0 and $63,595 of subscriptions receivable were outstanding, all respectively. The Company also incurred $77,155 and $84,395 in cash offering costs for the years ended December 31, 2020 and 2019, respectively, in connection with the Regulation Crowdfunding offerings.

NOTE 5: NOTES PAYABLE

The Company has several unsecured demand notes payable to Scarp Properties between 2014-2017 for total principal of $166,408. The notes bear interest at 5% per annum and matured in May 2018. The lender has agreed to extend the maturity date of the notes to September 2030 with required monthly payments of $1,526. The unpaid principal balances totaled $142,011 and $144,521 and accrued interest totaled $592 and $542 as of December 31, 2020 and 2019, all respectively. Total interest expense on the loans was $5,506 and $7,418 for the years ending December 31, 2020 and 2019, respectively.

Future minimum principal payments under the Company's outstanding loans, are as follows as of December 31, 2020:

2021	$	11,471
2022		12,058
2023		12,675
2024		13,324
Thereafter		92,483
Total	$	142,011

NOTE 6: RELATED PARTY TRANSACTIONS

Due to/from Related Party

The Company had balances due from its founder and majority member from funds loaned from the Company. The amount outstanding as of December 31, 2020 and 2019 was $54,880 and $27,147, respectively. These balances have no formal repayment terms or stated interest rate and are not expected to be paid in the next twelve months.

Office Lease

The Company rents its office space on a month-to-month basis from its majority member. During both the years ended December 31, 2020 and 2019, the Company was charged $15,000 in related party rent expense.

Guarantee

The founder and majority member personally guarantees certain trade accounts payable.

NOTE 7: CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 8: SUBSEQUENT EVENTS

Planned Conversions

As explained in Note 4, ONE ROQ Spirits, LLC plans to convert its legal form from a limited liability company to a corporation. As of the release date of the financial statements, no date for the conversion has been determined by management.

ONE ROQ SPIRITS LLC
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2020 and 2019 and for the years ended

<u>Regulation Crowdfunding Offering</u>

The Company closed on an additional $91,495 of proceeds from the issuance of membership units in 2021.

<u>Management's Evaluation</u>

Management has evaluated subsequent events through April 9, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

CERTIFICATION

I, J. Garrett Green, Principal Executive Officer of ONE ROQ Spirits LLC, hereby certify that the financial statements of ONE ROQ Spirits LLC included in this Report are true and complete in all material respects.

J. Garrett Green

Principal Executive Officer